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October 28, 2010

Filed via EDGAR

Mr. John Stickel, Attorney-Advisor
(Mail Stop 3561)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Classic Rules Judo Championships, Inc.  File No: 333-167451

Dear Mr. Stickel:

In response to your July 8th letter, we edited the S-1 filed June 11, 2010 as per the following:

1) We  added on the cover page of the registration statement and in the summary section:  However, there can be no assurance that we will find a market maker and no assurance that our shares will be approved for listing on the OTC Bulletin Board.

2) We added disclosure regarding changes in and disagreements with accountants on page 39.

3) A - On page 29 we update our description of Rule 144 and changed it to:

This is because no shares have been held for 1 year in order to satisfy 144(K) and no sufficient public information is available to satisfy the other 144 rules.

B - We updated our description of involvement  in certain legal proceeding on page 41 by adding and changing:
Involvement in Certain Legal Proceedings

1) Our Executive Officer, Chris Angle, did file a Chapter 11 bankruptcy petition at the Bridgeport Bankruptcy Court Case No.09-51872 on September 21, 2009.  This Chapter 11 Bankruptcy is an ongoing proceeding presently that involves a business (L.A. Limousine of Greenwich - see above) that Mr. Angle purchased in 2005.

Other than the aforementioned Bankruptcy, our director, executive officer and control person have not been involved in any of the following events during the past five years and which is material to an evaluation of the ability or the integrity of our director or executive officer:

C - We deleted our text of “related person” previously on page 44 and amended our definition of related person and updated it on page 50 with the following;

Other than as set forth above, there are no transactions since our inception, or proposed transactions, to which the Company was or would be a party.

4) Under the section entitled “Our Competition” (now on page 39) we revised and added the following text:

We face intense competition and our inability to successfully compete with our competitors who produce other judo tournaments will have a material adverse effect on our results of operation.

The martial arts industry is highly competitive.  Our competition in the martial arts industry includes the contests sponsored by the International Judo Federation type of Judo, Ju-Jutsu, Karate, Brazilian  Jiu-Jitsu, and Tae Kwon Do.  Many of our competitors have longer operating histories, greater brand recognition, broader product lines, greater financial resources, and larger advertising budgets than we do. Many of our competitors offer similar tournaments or alternatives to our tournament.  We intend to rely solely on concepts and other intellectual property developed by Chris Angle, our sole officer and director.  There can be no assurance that we will procure an on-line retail market and tournament for the judoka that will be available to support the tournament site and website that we offer or allow us to seek expansion in producing other tournaments such as the Pan-American Open Classic Rules Judo Championships or the U.S. Open Classic Rules Judo Championships.  There can be no assurance that we will be able to compete effectively in this marketplace.

Under the section entitled “Proprietary Rights”(also now on page 39) we revised and added the following text:

We intend to rely on a combination of copyright, trademark, and trade secret protection and non-disclosure agreements with employees and third-party service providers to establish and protect the intellectual property rights that we have in the tournament. There can be no assurance that our competitors will not independently develop tournaments that are substantially equivalent or superior to ours. There also can be no assurance that the measures we adopt to protect our intellectual property rights will be adequate to do so. The ability of our competitors to develop services or other intellectual property rights equivalent or superior to ours or that our inability to enforce our intellectual property rights could have a material adverse affect our results of operation.

Though we do not believe that any of the web designs will infringe on the intellectual property rights of third parties in any material respect, there can be no assurance that third parties will not claim infringement by us with respect to the designs. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause delays in the development of the tournament or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, results of operations, and financial condition.

The martial arts industry is highly competitive. Our competition in the martial arts industry includes the contests sponsored by the International Judo Federation type of Judo, Ju-Jutsu, Karate, Brazilian Jiu-Jitsu, and Tae Kwon Do.  Many of our competitors have longer operating histories, greater brand recognition, broader product lines, greater financial resources, and larger advertising budgets than we do. Many of our competitors offer similar tournaments or alternatives to our tournament. We intend to rely solely on concepts and other intellectual property developed by Chris Angle, our sole officer and director. There can be no assurance that we will procure an on-line retail market and tournament for the judoka that will be available to support the tournament site and website we will offer or allow us to seek expansion in producing other tournaments such as the Pan-American Open Classic Rules Judo Championships or the U.S. Open Classic Rules Judo Championships. There can be no assurance that we will be able to compete effectively in this marketplace.

Intellectual property claims against us can be costly and could impair our business.  Other parties may assert infringement or unfair competition claims against us.  We cannot predict whether third parties will assert claims of infringement against us, or whether any future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel,or product/service delays.  As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.

If we do not attract participants to our website on cost-effective terms, we will not make a profit, which ultimately will result in a cessation of operations.

Under the section entitled “Government Regulation” (now on page 40), we revised and added the following text:

There are various government regulations with which the Company will have to comply.

a) Penny Stock Regulations: Our shares are "penny stocks" covered by Section15(g) of the Exchange Act, and Rules 15g-1 through 15g-6 and Rule15g-9 promulgated there under. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15(g) and Rules 15g-1 through 15g-6 apply to brokers-dealers, they do not apply to us.
Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules. Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.

The FINRA has adopted rules that require that in recommending an investment to a customer, a broker/dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker/dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock. Further, many brokers charge higher transactional fees for penny stock transactions. As a result, fewer broker/dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares of our common stock.

Again, the foregoing rules apply to broker/dealers.  They do not apply to us in any manner whatsoever. Since our shares are covered by Section15(g)of the Exchange Act, which imposes additional sales practice requirements on broker/dealers, many broker/dealers may not want to make a market in our shares or conduct any transactions in our shares. As such,your ability to dispose of your shares may be adversely affected.

b) Blue Sky Restrictions on Resale: If a selling security holder wants to sell shares of our common stock under this registration statement in the United States, the selling security holders will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases shares of our common stock from a selling security holder under this registration statement who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales. When the registration statement becomes effective, and a selling security holder indicates in which state(s) he desires to sell his shares, we will be able to identify whether it will need to register or it will rely on an exemption there from.

5) We added the following disclosure relating to director independence on page 41:

Director Independence Our sole director, Chris Angle, in not an independent director. Further, as he is the sole director, there are no independent directors on the Company’s board of directors.

6) As we are not registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution we deleted the sentence that referenced the Securities Act Rule 416 in footnote (2) of the fee table.

7) We updated the cover page and provided legible check marks.

8) Added Text: Offering Price: $0.01 on Prospectus Cover Page.

9) We edited the Table of Contents.  See page 3.

10) As the structure is simple, we did not add a chart.  We instead added a simple explanatory statement:

Our Company, Classic Rules Judo Championships, Inc. created a subsidiary which was incorporated in the state of Connecticut called Classic Rules World Judo Championships, Inc.  There are no other subsidiaries.

11) In the Prospectus Summary, we added the text relative to the “monthly burn rate”:

Further, without a further injection of cash from the founders or other investors the Company will deplete its cash within the next ninety days since it is using funds at a rate of approximately $200 per month and as a result may have to close.

In the MD& A Section we added the above text also on page 43.

12) We revised page 6 by properly changing the date of the last issuance and edited text. Note:

On July 15, 2008, the Company reverse split the share on a 10 for 1 basis, which decreased the total outstanding shares from 10,449,250 to 10,044,925.  The stock transfer agent (Corporate Stock Transfer) added another 127 for additional rounding up purposes making the total 1,045,052. On July 15, 2008 the company issued a total of 8,705,084 for cash and services, which brings the total outstanding share to 9,750,136.  On March 31, 2010 through a private placement memorandum, the Company issued an additional 825,826 making the total shares issued to be 10,575,962.

In F-3, we changed 10,575,835 to 10,575,962.

13) We updated the various sections of the Prospectus which stated incorrectly that we have not had any operations or revenues to date, to state more appropriately that we have started operations and have limited revenue throughout the Prospectus.

14) We added Sub-Headings and made some edits for further clarity to the Risk Factors.

15) Added an estimate of additional financing on page 7:

The company expects that until next March 2011, it will have expenses of approximately $200 per month plus its accounts payable of $1,750.  These expenses will primarily be (in addition to the a/p of $1,750) the monthly amount of the Stock Transfer Agent of $75 per month plus an extra $100 per month extra for internet, website, and unexpected contingencies that may arise from time to time.  In order to meet this cash requirement the Company will have to raise money through a Private Placement Memorandum.  If we raise $3,150 or more, the company expects that it will be able to cover its expenses until its next tournament in March 2011.

If the Company does not raise at least $3,150, it may not be able to meet its obligations and as a result have to cease operations.  Further upon reaching  March 2011, the second tournament may not be successful, and as a result the Company may continue to operate at a loss.  Should this become the case, the Company will either need to raise more money or cease operations.

The Company expects that the minimum operating costs to run the tournament in March 2011 will be $1,500.  If the Company does not take in that revenue at the tournament, it will have to raise money to cover any shortfall; if it does not raise this needed capital, the company may have to cease operations.

We also updated Risks Related to Classic Rules Judo Championships by adding the following text on page 13:

If we do not make a profit in the future, we may have to suspend or cease operations. In order for us to operate for the coming year we will need to raise an additional $6,499, estimating the monthly costs to be $200 per month plus our accounts payable of $4,099 but not including the expenses of the next tournament that will be held in March 2011. We estimate that our normal expenses for the next contest will rise to about $2,500. This amount added to the $6,499 equals a minimum of $8,999 needed by the end of the next tournament not including the estimated yearly audit fee of $7,500. We expect that our revenues from the March 2011 tournament to increase to about $7,500 as the tournament will be better known throughout the judo community. The cost for a participant to enter is $100; and thus, it will require 75 athletes to participate in order for us to reach our minimum goal of $7,500. Further, the last tournament was held on a weekend when other well-known judo tournaments were held. We plan for the coming contest to hold the tournament on a weekend without conflicts with other tournaments.

16) We added the following explanation regarding mergers or acquisitions on page 8 under the Risk of Dilution section:

Although the Company has no plans presently to merge with or acquire other companies, should an opportunity arise whereby it would be beneficial to the Company to take advantage of such an opportunity, the Company could consider the situation.

17) On page 10 in the section noted Risks Relating to classic rules Judo championships, Inc., we added Text and Exhibit:

Our main intellectual property right lies in the name of “Classic Rules Judo.”  This nomenclature denotes the type of judo and judo tournament that we are producing.  As we are the first to use this brand name, we will become synonymous with this phrase.  Since we see “Classic Rules Judo” as a phrase that will identify the Company’s type of tournament, there may be some protection that that the Company could establish as a  Servicemark, Trademark, or other; but the Company is unsure if there are protections and if any are applicable to “Classic Rules Judo.”  If there is no protection, this may further jeopardize our product.

Chris Angle has assigned his right, if any, to the phrase “Classic Rules Judo” to the company.  (See Exhibit)

18) We added text to indicate that we have no agreements in place with employees as there are no employees:

Presently, except with our sole director, Chris Angle, we have no agreements in place and we have no employees.

19) We added text on page 12 to indicate the cost of the website:

We have recently contracted with Homestead Technologies at a cost of approximately $25 per month for website hosting services.

20) We added on page 13 the following text to discuss operations for the year:

In order for us to operate for the coming year we will need to raise an additional $4,150, estimating the monthly costs to be $200 per month plus our accounts payable of $1,750 but not including the expenses of the next tournament that will be held in March 2011.  We estimate that our normal expenses for the next contest will rise to about $2,500.  This amount added to the $4,150 equals a minimum of $6,650 needed by the end of the next tournament.  We expect that our revenues from the March 2011 tournament to increase to about $7,500 as the tournament will be better known throughout the judo community.  The cost for a participant to enter is $100; and thus, it will require 75 athletes to participate in order for us to reach our minimum goal of $7,500.  Further, the last tournament was held on a weekend when other well-known judo tournaments were held.  We plan for the coming contest to hold the tournament on a weekend without conflicts with other tournaments.

21) Also on page 13 we added text regarding our financial accounting:

Although our sole officer and director has not have prior experience in financial accounting and in the preparation of reports under the Securities Exchange Act of 1934, Mr. Angle is presently using a simple accounting software (Quicken) to prepare the accounting information.  Should an accountant be needed to assist, we may have to hire experienced personnel which could result in an expense we are unable to pay.

We expect that should an accountant such as a CPA be engaged, his cost will be approximately $2,500 to $5,000 per year.

22) We explained on page 42 (previously on page 16) a discussion of the decrease in accounts payables by adding the text:

Accounts payable decreased from $7,414 at December 31, 2009 to $1,749 at March 31, 2010 due to the payments of expenses related to the Company’s auditor and transfer agent.

We expect that should an accountant such as a CPA be engaged, his cost will be approximately $2,500 to $5,000 per year.

23) On page 18 we edited and added text:

To the best of the Company’s knowledge, there may or may not be some selling stockholders who are affiliates of a broker-dealer; but it is known that specifically, Chris Angle, Jerry Gruenbaum, and N. Lapkin are affiliates of Puritan Securities, Inc. which is a FINRA member broker-dealer. through

24) To the best of the company’s knowledge, the shareholders table is accurate.  Please note that it was provided by Corporate Stock Transfer which is the stock transfer agent for the company.

25)  On page 18, regarding shareholders that are broker-dealers or affiliates thereof, we noted that:

No selling shareholder (except for Chris Angle who is our sole officer and director) has, or had, any material relationship with our officers or directors.  To the best of the Company’s knowledge, there may or may not be some selling stockholders who are affiliates of a broker-dealer; but it is known that specifically, Chris Angle, Jerry Gruenbaum, and N. Lapkin are affiliates of Puritan Securities, Inc. which is a FINRA member broker-dealer.

26) On Page 18, we explained the shareholder related transactions by adding:

Part 1 - Added Text:

Originally, there was Blue Ribbon International which changed its name to Puritan Financial Group, Inc.  Blue Ribbon Pyrocool, Inc. was a wholly owned subsidiary of Puritan Financial Group.  On March 26th, 2008 Puritan Financial performed a spin-out of Blue Ribbon Pyrocool into a separate company.  A record and payment date of of March  26th, 2008 was set.  As such, on the payment date of March 26th, 2008 the shareholders received restricted shares of Blue Ribbon Pyrocool as a dividend and was book entry for all shareholders with a ratio of distribution of 1 to 1.  Blue Ribbon Pyrocool changed its name to Çlassic Rules Judo Championships, Inc. on July 16th, 2008.

Part 2 - Added text:

The selling shareholders, we believe, originally acquired their shares under a Section 4(2) of the Securities Act exemption from registration transaction by Puritan Financial Group, Inc. (or one of its previously named companies) not involving any public offering.

27) On page 27 (originally on page 26) we edited and added text:

(2)           To our knowledge, other than Chris Angle, no selling shareholder had any relationship with an officer and Director.

Further, except for Chris Angle, Nathan Lapkin, and Jerry Gruenbaum there have been no selling shareholder relationships with Classic Rules Judo Championships, it predecessors or affiliates over the last three years.

- Chris Angle is the president of Classic Rules Judo Championships, Inc. and its subsidiary.
- Nathan Lapkin is a consultant to the company.
- Jerry Gruenbaum is the chief legal counsel to the Company.
- Goran Komarica is an arms length investor with no relationship with Classic Rules Judo Championships, it predecessors or affiliates over the last three years other than as an investor.

28) Revision of Table on page 27:

A) We revised the Table on page 27 to reflect the correct number of shares that are being registered which is 10,575,942.

B) We updated the legal opinion and included it separately which notes that 10,575,942 shares are being registered.

29) Table revised to indicate the correct sums on page 26.

30) We added on page 28 the text to define the Term “Eligible Shareholders”

The term “Eligible Shareholders” refers to those shareholders that were shareholders of Puritan Financial Group, Inc. at the time of the spinout on March 26th, 2008 of Blue Ribbon in becoming an independent company.

31) We explained and added text on page 28:

After the spinout and distribution of shares for no consideration on March 26th, 2008, later in the same year there was a meeting of the Board of Directors on July 15th, 2008 in which the Board would change its name from Blue Ribbon to Classic Rules and issue stock for services and cash to J. Gruenbaum, N. Lapkin, Chris Angle and to Desmond Capital, Inc.

32) We revised the number from 10,000 to 100,000 which is now on page 32.

33) Blue Ribbon Pyrocool does not exist anymore and thus, we revised and added text on page 33 (formerly page 30):

Accordingly, Classic Rules (formerly Blue Ribbon Pyrocool) will report the transaction as a taxable distribution.

34) In order to explain the relationship between Blue Ribbon International and Blue Ribbon Pyrocool, we revised the paragraph to read on page 34 (formerly page 31):

Blue Ribbon Pyrocool, Inc. was incorporated on the 16th day of November 2005 as a wholly owned subsidiary of Puritan Financial Group, Inc. (which was formerly Blue Ribbon International, Inc.)  On March 24th, 2008 a special meeting of the Shareholders of Puritan Financial Group, Inc. was held.  A quorum representing 90.2% of the issued common shares were present and the Broad of Directors stated that a special meeting of the Board of Directors held earlier that day approved the spinout of Blue Ribbon Pyrocool, Inc.

35) On page 34, we revised the text to elide any reference to an escrow agreement since there will be no escrow since the distribution will be in book entry form by adding the explanation:

A stock dividend payable in shares of Blue Ribbon Pyrocool (now, Classic Rules) common stock to the shareholders of Puritan Financial has been authorized by Classic Rules and approved by its shareholders.  In March 2008, upon approval of its shareholders, Puritan Financial notified its stock transfer agent, Corporate Stock Transfer, that a spin-out company (Blue Ribbon Pyrocool) would be created and that there would be a distribution of 10,449,250 shares of Blue Ribbon common stock, representing all of the issued and outstanding stock of Blue Ribbon, for the benefit of the Puritan Financial shareholders with no action on the part of the shareholders and will be book entry.

36) On page 34, we revised paragraph regarding issuance of shares:

March 26, 2008 was also set as the record date for voting at the meeting and to establish those Blue Ribbon shareholders who are eligible to participate in the distribution.  Classic Rules did not issue shares to anyone other than our stockholders as of March 26th, 2008.  The special meeting of shareholders was held as scheduled and the distribution was approved by unanimous vote of Blue Ribbon shares represented at the meeting which consisted of approximately 90.2% of the then outstanding stock of Blue Ribbon.

37) On page 36 we clarified the sources for data by adding the text:

(This information, provided by the IJF, is publicly available at the following web address: go to http://www.intjudo.eu then go to the History Page then scroll to Judo Corner.  Furthermore, this information was not prepared specifically for us (the Company) in any way in connection with this disclosure.)

38) Under “Marketing Existing Products” on page 39, in order to provide more details, we added the following text:

In order to market and develop the product of the Company which is the tournament that it sponsored on March 21st, 2010, our president, Mr. Angle, has put together a mailing list of several hundred judo clubs throughout the U.S.  Three months before the next Classic Rules World Judo Championships, scheduled for March, 2011, the company will begin a mailing of the information of the tournament to all of the clubs on the list.  In addition, the company has begun compiling an international email mailing list through making notation of any clubs that make their information available on the international judo websites.  The Company has started to and will continue to search for international clubs email addresses to expand the list overall.  The Company believes that the most effective way to market the Company’s product is to directly contact judo clubs throughout the U.S. Canada, Europe, Asia, and the rest of the world.

39) In order to restrict forward looking disclosure we deleted the sentence which made reference to the tournament will quickly become the world’s largest judo tournament.

40) We revised and edited various parts in MD & A section to reflect the results as of June 30th, 2010 on pages 42 and 43.

41) We made revisions to the table on page 44 to clearly indicate which heading relates to each column of the table.

42) Revised table.

43) With Nathan.

44) On page 46 (formerly page 40) we revised and added text to describe Angle’s business experience:

An outline of Mr. Angle’s business history is as follows:

- 1979 to 1981: He worked for Dai Nippon Printing Co. in the machinery sales department.
- 1982 to 1984:  Worked for East Coast Management Corp. as a market researcher for Japanese importers/exporters and investors in the U.S.
- 1984 to 1997:  Worked for Corona USA Corporation as the national sales manager.  Corona is a manufacturer of kerosene heating and air conditioning products.
- 1998 to 1999: Was a MetLife insurance salesman
- 1999 to 2000: Was in the Paine Webber  Financial Advisor Training Program
- 2001 to 2005:  Gemini Financial as a Financial Advisor
- 2005 to 2007: Owner of L.A. Limousine of Greenwich
- 2008 to Present: Puritan Securities, Inc as a Registered Representative
- 2009 to Present: Editor of the RITE Report (http://www.stock-market-direction.net)

His judo background and history includes:

- 2000 to Present: Coach of Stamford Judo, Stamford, CT (www.stamfordjudo.us):
- 2010: Coach Angle received 6th Dan Rank Certification from the USJF.
- Chris Angle competed in over 80 local, regional, national, and international judo tournaments throughout the 70’s and 80’s.

45) On page 47, we added to the Summary Compensation Table the information for 2010.

46) We updated the Summary Compensation Table to include the number of share given to Angle as compensation for services.

47) We revised the address of the SEC to 100 F street, NE, Washington, DC 20549 now on page 49.

48) On page 50 under the heading, Certain Relationships and Related Transactions we added text to explain the difference in the value of the services even though Messrs Angle, Gruenbaum, and Lapkin all received 1,160,678 shares:

The shares issued to Mr. Angle were founders shares and were valued at par, the fair value of the shares issued. As the Company had minimal assets or operations at the time of issuance, the shares were valued at their par value of $0.001, or $1,161.
The shares issued to Messrs. Gruenbaum and Lapkin were for consulting services and were valued at the fair value of the services provided. Due to the lack of assets and operations of the Company and the lack of a market for the Company’s stock, the Company determined that the fair value of the services provided were more reliably measurable.  The Company obtained invoices form Messrs. Gruenbaum and Lapkin for the services provided.  Mr. Gruenbaum provided legal services valued at $5,805 and Mr. Lapkin provided accounting and consulting services valued at $6,000.  The Company issued both individuals the same number of shares for the services rendered. After reviewing the services provided, the Company noted that there was a $195 difference in the value of the services provided by these two individuals.  The Company concluded that this difference was insignificant and did not require any adjustment.

49) Added text relating to Desmond Corp.: In July 2008, Desmond Capital, Inc. invested $5,373 in the Company in return for 5,223,050 newly issued shares.  The president of Desmond Capital is Mr. Chris Angle who is also the president of the Company.  Desmond Capital has two purposes: first is to provide consulting and advise to small start up companies and to invest in these companies to help bring capital for expansion.  Desmond Capital investment will be used for the on-going operations of the Company.

50) We revised th statement that Chris Angle may be considered out promoter, and as such, we added the following text on page 32 under the section entitled, Interests of Named Experts and Counsel:

As this registration of shares does hold any new issuance of shares, no promotion is necessary of any new shares, thus the company has no promoter.

51) On page F-7 to clarify that Blue Ribbon was incorporated in Delaware while the Classic Rules subsidiary was incorporated in Connecticut, we edited and added text:

Blue Ribbon Pyrocool, Inc.  was incorporated in the State of Delaware on November 16, 2005.  Blue Ribbon Pyrocool, Inc. changed its name to Classic Rules Judo Championships, Inc. on July 15th, 2008.  Classic Rules created a subsidiary in the State of Connecticut on August 13, 2008 named Classic Rules World Judo Championships, Inc.

52) On page 50 under Certain Relationships and Related Transactions, we added text to explain any awards:

On July 15, 2008, we issued 1,160,678 shares of restricted common stock to Chris Angle, our sole officer and director, in consideration of services valued at $1,764.  This represents the complete interests of our current shareholders.

Jerry Gruenbaum, Esq., has acted as our legal counsel in providing an opinion for this filing and as such has received an additional 1,160,678 common shares for services valued at $5,805.  In addition, Mr. Gruenbaum was a stockholder of Blue Ribbon Pyrocool owning 1,654,801 common shares and as such will own 165,480 after the 10 to 1 reverse split of shares.  The total shares common held by Mr. Gruenbaum is thus 1,326,158.  Mr. Gruenbaum also holds 625,000 shares of the Company’s preferred stock.

Nathan Lapkin has provided the funds for the accounts payable up until this point and has provided administrative and consultative assistance to Classic Rules; thus, Mr. Lapkin has received 1,160,678 common shares valued at $5,000.  Mr. Lapkin was a stockholder of Blue Ribbon Pyrocool owning 1,654,801 common shares and as such will own 165,480 after the 10 to 1 reverse split of shares.  The total shares held by Mr. Lapkin are thus 1,326,158.  Mr. Lapkin also holds 625,000 shares of the Company’s preferred stock.

The shares issued to Mr. Angle were founders shares and were valued at par, the fair value of the shares issued. As the Company had minimal assets or operations at the time of issuance, the shares were valued at their par value of $0.001, or $1,161.

The shares issued to Messrs. Gruenbaum and Lapkin were for consulting services and were valued at the fair value of the services provided. Due to the lack of assets and operations of the Company and the lack of a market for the Company’s stock, the Company determined that the fair value of the services provided were more reliably measurable. The Company obtained invoices form Messrs. Gruenbaum and Lapkin for the services provided. Mr. Gruenbaum provided legal services valued at $5,805 and Mr. Lapkin provided accounting and consulting services valued at $6,000. The Company issued both individuals the same number of shares for the services rendered. After reviewing the services provided, the Company noted that there was a $195 difference in the value of the services provided by these two individuals. The Company concluded that this difference was insignificant and did not require any adjustment.

53) In order to specify who contributed $5,868 in cash and who was paid a total of $10,805 in company stock, we edited with additional text on page F-11:

From inception prior to the appointment of Mr. Angle, in July 2008 the former management (Mr. Lapkin) of the Company contributed a total of $5,868 in cash into the company for operating expenses.  In addition, in July 2008, former management, Mr. Lapkin & Mr. Gruenbaum, agreed to assist Mr. Angle in his role to file a registration statement, for which they were paid a total of $10,805 ($5,000 to Mr. Lapkin and $5,805 to Mr. Gruenbaum) in company stock for accounting and legal services.

54) On page F-11 under Note G-subsequent Events we named the investor and made the clarification:

1) On March 29, 2010, the Company signed a stock subscription agreement with an investor (G. Komarica) where the investor agreed to purchase 825,826 shares of the Company’s common stock for $5,000, or $0.006 per share as per the Stock Subscription Agreement filed as Exhibit 99.1.  2) Also, our company held its first contest on March 21st, 2010 at Salesian High School in New Rochelle and received revenue of $1,677.

55) On page I-1 we updated this section and added the following:

To summarize to whom the Company has sold shares:

EntityAmountDateValue Received
of Shares

Desmond Capital5,223,05007/15/2008$5,373
Chris Angle1,160,67807/15/2008$1,764
J. Gruenbaum1,160,67807/15/2008$5,805
N. Lapkin1,160,67807/15/2008$6,000
G. Komarica825,82603/31/2010$5,000

56) We completely revised the Undertakings verbiage on pages II-2 & II-3:

The undersigned registrant hereby undertakes:

1.To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, That:

A.Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

B.Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

5.That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. If the registrant is relying on Rule 430B (230.430B of this chapter):

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

57) See Signature Page

58) Our legal counsel has revised his Legal Opinion to reference form S-1 filed on June 10, 2010.

59) Our legal counsel has revised his Opinion Letter accordingly.

60) The Legal Opinion has been revised to remove the second paragraph on page 1.

61) Legal Counsel’s consent is included to being named in the registration statement.

Yours sincerely,

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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